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Exhibit 12.2

CENTERPOINT PROPERTIES TRUST
COMPUTATION OF RATIO OF EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
(dollars in thousands)

	Years Ended December 31,
	2004	2003	2002	2001	2000
Available earnings:
Income from continuing operations before income taxes, equity in net income of affiliate plus gains on sale of real estate	$9,446	$23,999	$32,023	$9,972	$43,631
Plus:
Interest expense	33,032	25,735	27,456	32,299	32,915
Amortization of deferred financing costs	3,567	3,354	2,918	2,376	2,155
Distributed share of equity from affiliates	5,703	2,281	1,994	3,309	(294)

Available earnings	$51,748	$55,369	$64,391	$47,956	$78,407

Combined fixed charges and preferred dividends:
Interest expense, including discontinued operations	$33,032	$27,596	$30,452	$32,299	$32,915
Amortization of deferred financing costs	3,567	3,354	2,918	2,376	2,155
Preferred dividends	2,621	9,599	10,090	10,090	10,105
Interest capitalized	6,586	8,569	8,444	7,154	3,404

Combined fixed charges and preferred dividends	$45,806	$49,118	$51,904	$51,919	$48,579

Ratio of earnings to combined fixed charges and preferred dividends	1.1	1.1	1.2	0.9	1.6

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CENTERPOINT PROPERTIES TRUST COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS (dollars in thousands)